

April 16, 2021

James C. Hunt
Chief Executive Office
Hunt Companies Acquisition Corp. I
4401 North Mesa Street
El Paso, TX 79902

> **Re: Hunt Companies Acquisition Corp. I**
> **Registration Statement on Form S-1**
> **Filed March 22, 2021**
> **File No. 333-254542**

Dear Mr. Hunt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 22, 2021

Summary
Our Acquisition Process, page 8

1. Please clarify here that the low price the founders paid for the founder shares creates an incentive whereby your officers and directors could potentially make a substantial profit even if you select an acquisition target that subsequently declines in value and is unprofitable for public investors. As a separate matter add a risk factor addressing this risk.

Initial Business Combination, page 10

2. While we note your risk factor disclosure on page 59 regarding the possibility of engaging in a business combination with an affiliated entity, please clarify in this section and

elsewhere where appropriate what your obligations are to obtain an opinion from an independent investment banking firm when dealing with an affiliated entity.

<u>The Offering</u>
<u>Conflicts of Interest, page 31</u>

3.   Here and in the Risk Factors and main section on page 117, expand the description of the potential conflicts of interest that may arise in determining whether to pursue a business combination transaction to disclose that founder shares and warrants will be worthless if the SPAC does not complete a business combination transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance